FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                  27 July 2005


                                    O2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Director/PDMR Shareholding sent to the London Stock Exchange on 27 July 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

O2 plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of person discharging managerial responsibilities/director

Sir David Arculus
David Chance
Stephen Hodge
Rudolf Lamprecht
Patrick Lupo
Kathleen O'Dononvan
Andrew Sukawaty

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A in all above cases

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of those listed in 3 above in all cases.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 0.1p each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

As in 3 above

8 State the nature of the transaction

A) Acquisition of shares by Sir David Arculus (Chairman of O2 plc) pursuant to the terms of his service agreement.
B) Acquisition of shares by non-executive Directors of O2 plc under an arrangement whereby they invest a proportion of their net fees in shares of the Company.

9. Number of shares, debentures or financial instruments relating to shares acquired

Sir David Arculus - 5,233
David Chance - 2,949
Stephen Hodge - 4,966
Rudolf Lamprecht - 4,837
Patrick Lupo - 3,143
Kathleen O'Dononvan - 2,817
Andrew Sukawaty - 2,949

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

De minimis in each case

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

141.6p each

14. Date and place of transaction

26 July 2005,Slough

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Sir David Arculus - 355,436
David Chance - 20,913
Stephen Hodge - 102,996
Rudolf Lamprecht - 4,837
Patrick Lupo - 128,974
Kathleen O'Dononvan - 2,817
Andrew Sukawaty - 89,460

Percentage holding is de minimis all above cases.

16. Date issuer informed of transaction

26 July 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

.....................................

18. Period during which or date on which it can be exercised

.....................................

19. Total amount paid (if any) for grant of the option

.....................................

20. Description of shares or debentures involved (class and number)

.....................................
.....................................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

.....................................

22. Total number of shares or debentures over which options held following notification

.....................................

23. Any additional information

.....................................

24. Name of contact and telephone number for queries

Robert Harwood, 01753 628200

Name and signature of duly authorised officer of issuer responsible for making notification

Philip Bramwell, Company Secretary

Date of notification

27 July 2005

END





                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 O2 plc


Date: 27 July 2005                         By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary